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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016. This MD&A should be read in conjunction with our audited consolidated financial statements and corresponding notes for the three and twelve months ended February 29, 2016 and our Annual Information Form for the year ended February 29, 2016 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR). Our audited consolidated financial statements and corresponding notes for the three and twelve months ended February 29, 2016, as well as additional information about us, are available on SEDAR and EDGAR.

        Our audited consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of May 18, 2016 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of its Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our cash resources and liquidity; our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  limited cash resources and our dependence on our credit facilities and accommodations by our lenders and certain suppliers;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our need for working capital will intensify if we are successful in winning new business;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on our ability to develop new products, enhance existing products and execute product roll-outs on a basis that meets customer requirements;

  •
  our exposure to product warranty claims, and inventory and account receivables exposure in relation to recent product quality issues;

  •
  our ability to successfully manage our resources;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  currency fluctuations;

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  our exposure to potential product defects and product liability claims and health and safety risk relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers; and

  •
  disruption resulting from economic and geopolitical uncertainty.

        Additional risks related specifically to our securities include:

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants have on our ability to raise capital and to undertake certain business transactions;

  •
  risks associated with our ability to raise additional capital;

  •
  large fluctuations in the trading price of our common shares;

  •
  our actual financial results may vary from our publicly disclosed forecasts;

  •
  expense and risks associated with being a U.S. public company and possible loss of our foreign private issuer status;

  •
  expense and risks associated with the loss of our ability to use the multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada;

  •
  an investor may not be able to bring actions or enforce judgment against us and certain of our directors and officers;

  •
  we do not currently intend to pay dividends on our common shares;

  •
  tax consequences associated with an investment in our securities;

  •
  future sales of common shares by our existing shareholders could cause our share price to fall;

  •
  our management's broad discretion over the use of proceeds of financings; and

  •
  certain Canadian laws could prevent or deter a change of control.

        In our most recent fiscal year ended on February 29, 2016, approximately 44% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's combination with Alcatel-Lucent, have resulted in our conclusion that new product sales through this channel are unlikely. See "Nokia Sales Channel Update".

        Also see the discussion under "Recent Developments-Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Twelve Months Ended
	February 29, 2016	February 28, 2015	February 28, 2014	February 29, 2016	February 28, 2015	February 28, 2014
REVENUE
Hardware and other	8,601	41,654	16,228	71,393	150,432	84,960
Services	3,440	2,088	1,629	14,902	7,334	5,051

	12,041	43,742	17,857	86,295	157,766	90,011

COST OF SALES
Hardware and other	7,794	32,923	14,418	58,991	123,950	77,625
Services	1,563	1,135	324	8,917	3,051	645

	9,357	34,058	14,742	67,908	127,001	78,270

Gross profit before inventory provisions (note 1)	2,684	9,684	3,115	18,387	30,765	11,741

	22.3%	22.1%	17.4%	21.3%	19.5%	13.0%
Inventory provision	3,181	1,187	526	4,416	2,771	1,078

Gross profit	(497)	8,497	2,589	13,971	27,994	10,663

	(4.1% )	19.4%	14.5%	16.2%	17.7%	11.8%
EXPENSES
Research and development	2,425	4,271	4,863	13,406	18,657	19,948
Selling and marketing	1,858	3,745	3,165	10,572	13,975	13,201
General and administrative	3,311	3,288	3,762	13,798	15,085	17,087

	7,594	11,304	11,790	37,776	47,717	50,236

Loss before other items	(8,091)	(2,807)	(9,201)	(23,805)	(19,723)	(39,573)
Other Expenses
Goodwill impairment	—	—	—	(11,927)	—	—
Restructuring costs	(130)	—	—	(1,549)	—	—
Amortization of intangible assets	(96)	(207)	(404)	(577)	(1,188)	(1,900)
Accretion expense	(37)	(59)	(48)	(205)	(168)	(222)
Interest expense	(424)	(452)	(440)	(2,014)	(1,557)	(1,750)
Warrant issuance expenses	—	—	—	—	(221)	(662)
Gain on change in estimate	—	(234)	(553)	—	67	2,759
Gain on contract amendment	—	—	—	—	—	5,702
Gain on sale of fixed assets	—	—	—	—	18	—
Fair value adjustment — warrant liability	(69)	979	(352)	1,119	2,007	3,235
Foreign exchange (loss) gain	(307)	327	(311)	(331)	846	(1,530)

Loss before income taxes	(9,154)	(2,453)	(11,309)	(39,289)	(19,919)	(33,941)
Income tax expense/(recovery)	129	(330)	128	2,275	717	398

Net Loss	(9,283)	(2,123)	(11,437)	(41,564)	(20,636)	(34,339)
Net (income) loss attributable to non-controlling interest	152	(145)	(162)	(740)	(884)	97

Net Loss attributable to shareholders	(9,131)	(2,268)	(11,599)	(42,304)	(21,520)	(34,242)
Basic & Diluted loss per share	(3.02)	(0.75)	(17.86)	(14.01)	(7.90)	(20.66)
Basic & Diluted weighted average shares outstanding	3,019,712	3,011,065	1,521,744	3,019,259	2,724,469	1,657,535

Note 1: "Gross profit before inventory provisions" is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The principal differences between the three and twelve months ended February 29, 2016 and February 28, 2015 are explained as follows:

  •
  Revenue changes between these two periods can be attributed to lower sales through all sales channels, most significantly through the Nokia channel. Higher services revenue in fiscal year 2016 relative to the prior year relates to installation services to tier 1 carriers in India and North America.
  •
  Before considering inventory provisions, our gross profit percentage increased by 1.8% in the twelve months ended February 29, 2016 when compared to the same period one year prior. A higher percentage of sales in fiscal year 2015 was made through both original equipment manufacturers (OEMs) channels and through a customer in India. These channels have inherently lower gross profit percentage levels than other sales channels.
  •
  The inventory provisions taken in fiscal year 2016 were higher in both the three and twelve months ended February 29, 2016 than they were in the same periods in the prior fiscal year. (Fourth quarter higher by $2.0 million; full year higher by $1.6 million) The increase was driven by the inventory provisions taken in fiscal year 2016 which related primarily to excess inventory.
  •
  Operating expenses were lower as a result of the steps taken to restructure the business in fiscal year 2016 in order to reduce spending. In addition, a weakened Canadian dollar ("CAD") reduced our USD-translated operating expenses in fiscal year 2016.

        The principal differences between the three and twelve months ended February 29, 2016 and February 28, 2014 are explained as follows:

  •
  Revenue was lower in fiscal year 2016 compared to fiscal year 2014 as a result of lower sales through most customer channels globally. Higher sales to India in fiscal year 2016 offset this downward trend. Services revenue in fiscal year 2016 was dominated by installation services to tier 1 carriers in India and North America. These installation contracts did not exist in fiscal year 2014.
  •
  Before considering inventory provisions, the gross profit percentage increased by 4.9% and 8.3% respectively between the fourth quarter and full fiscal year 2016 compared to the same periods two years prior. Improvements relate primarily to material cost improvements since fiscal year 2014 which have resulted in improved gross profit percentages.
  •
  Inventory provisions were $2.7 million higher in the fourth quarter, and $3.3 million higher for the fiscal year 2016 than they were in the same periods in fiscal year 2014. Inventory provisions were taken in fiscal year 2016 to reflect the continued evolution of the product portfolio and the risk of excess inventory as a result of the change in the relationship with Nokia.
  •
  Operating expenses were $4.2 million and $12.5 million lower respectively in the three and twelve months ended February 29, 2016 than they were in the same periods two years prior. This reduction is primarily the result of lower compensation related spending following global restructuring activities in fiscal year 2016 and lower depreciation levels as well. A weakened CAD also reduced our USD-translated operating expenses in fiscal year 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at February 29, 2016	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	4,277	23,692
Trade receivables	18,986	48,626
Inventory	22,702	24,294
Other current assets	2,777	5,895

	48,742	102,507
Long Term Assets
Property and equipment	3,702	4,322
Deferred tax asset	—	1,485
Deferred financing cost	—	18
Intangible assets	623	794
Goodwill	—	11,927

	4,325	18,546

Total Assets	53,067	121,053

Liabilities
Debt facility	22,152
Accounts payable and accrued liabilities	23,557	40,677
Deferred revenue	1,944	830
Deferred tax liability	294	—
Warrant liability	117	—

	48,064	41,507
Long Term Liabilities
Debt facility	—	32,400
Other long term liabilities	773	1,139
Warrant liability	3	1,239

	776	34,778
Shareholders' equity
Capital stock	221,128	220,952
Contributed surplus	9,235	8,388
Deficit	(218,225)	(175,921)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholder's equity	2,520	43,801
Non-controlling interests	1,707	967

Total Equity	4,227	44,768

Total Liabilities and Equity	53,067	121,053

Shares issued & outstanding	3,020,069	3,011,632

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations and material costs required to support design initiatives.

	FY15				FY16
	May 31 2014	Aug 31 2014	Nov 30 2014	Feb 28 2015	May 31 2015	Aug 31 2015	Nov 30 2015	Feb 29 2016
Revenue	28,771	37,933	47,320	43,742	26,340	26,917	20,997	12,041
Gross Profit before inventory provisions (note 1)	5,976	7,116	7,990	9,684	5,844	4,715	5,144	2,684
Gross Profit %	20.8%	18.8%	16.9%	22.1%	22.2%	17.5%	24.5%	22.3%
Inventory provisions	90	1,223	272	1,187	295	730	210	3,181
Gross Profit after inventory provisions	5,886	5,893	7,718	8,497	5,549	3,985	4,934	(497)
Gross Profit % after inventory provisions	20.5%	15.5%	16.3%	19.4%	21.1%	14.8%	23.5%	(4.1% )
Operating Expenses	12,056	12,165	12,192	11,304	10,963	10,530	8,689	7,594
Loss before other items — (gross profit less operating expenses)	(6,170)	(6,272)	(4,474)	(2,807)	(5,414)	(6,545)	(3,755)	(8,091)
Loss for the period	(6,667)	(8,410)	(3,436)	(2,123)	(5,824)	(20,703)	(5,754)	(9,283)
Net loss per share
Basic and Diluted	(2.75)	(3.50)	(1.25)	(0.75)	(1.98)	(7.00)	(2.07)	(3.02)
Weighted average number of shares outstanding
Basic & Diluted	2,327,766	2,555,762	3,010,178	3,011,065	3,011,941	3,014,892	3,018,034	3,019,712
Total Assets	86,130	110,597	120,291	121,053	113,587	88,327	69,241	53,067

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, Harmony Eband and Harmony Enhanced. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing number of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires twelve to eighteen months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line. Nokia rebrands our Harmony product as FlexiPacket. During the three and twelve months ended February 29, 2016, the Nokia channel accounted for 47% and 44% respectively of our sales. See "Relationship with Nokia" below.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. Our sales of services and locally sourced material in India flowed through DragonWave HFCL and accounted for $1.6 million and $10.1 million of our total revenue in the three and twelve months ended February 29, 2016.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. Our research and development expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Alcatel-Lucent (recently acquired by Nokia), Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Alcatel-Lucent (recently acquired by Nokia) and Ericsson, who have developed competing Ethernet-based products for IP networks.

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective is to achieve cash flow break-even and reduce our net losses. To this end, we plan to focus on revenue opportunities with higher gross margin potential and lower working capital requirements, at the same time as we restructure the size of the organization to stay in line with our current revenue levels and geographic focus.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the fourth quarter and full year ended February 29, 2016, compared to the same periods in the prior fiscal year:

  •
  Our revenue decreased by $31.7 million when comparing the three month periods ended February 29, 2016 and February 28, 2015. When comparing the twelve month periods, revenue decreased by $71.5 million between fiscal year 2015 and fiscal year 2016.

	Three months period	Twelve months ended
Revenue ended February 28, 2015	43,742	157,766
Decrease in sales through Nokia Channel	(14,681)	(46,665)
Decrease in direct sales to a Tier 1 carrier located in India	(6,065)	(12,298)
Decrease in direct and indirect sales in North America	(7,229)	(5,977)
Decrease in direct sales in Europe, Middle East & Africa	(3,790)	(5,801)
Other	64	(730)

Total Change	(31,701)	(71,471)

Revenue ended February 29, 2015	$12,041	$86,295

  •
  Our gross profit percentage, before inventory provisions, in the fourth quarter of fiscal year 2016 remained consistent with the same period in the prior year despite the significant decline in revenue. The gross profit percentage, before inventory provisions, improved to 21.3% in the twelve months ended February 29, 2016 from 19.5% for the same twelve month period in the prior year. A change in customer and product mix has driven this improvement.

  •
  Operating expenses decreased as well. The following table highlights the key factors contributing to lower operating expenses.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

	Q4 FY2016 vs. Q4 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(2.7)	(3.6)
Travel & living	(0.4)	(1.3)
Material spending on prototypes & tooling costs	0.1	(1.2)
Contractor and professional services spending	(0.3)	(0.6)
Depreciation	—	(0.4)
DragonWave HFCL (India) spending	0.2	0.4
Foreign exchange benefit to operating expenses of translating Canadian dollar expenses to USD	(0.6)	(3.2)

(as the Canadian dollar has weakened our USD translated expenses have decreased)	(3.7)	(9.9)

  •
  We recorded a restructuring expense in the amount of $0.1 million and $1.5 million respectively in the three and twelve months ended February 29, 2016 related to staff reductions which took place in the third quarter of fiscal year 2016.

  •
  We recorded a non-cash impairment charge of $11.9 million in the three months ended August 31, 2015 after performing our annual goodwill impairment test. This adjustment is reflected in the twelve months ended February 29, 2016.

  •
  A fair value adjustment gain of $1.1 million was realized during the twelve months ended February 29, 2016, as a result of a change in the warrant valuation on the remaining warrants outstanding from the public equity offerings completed in September 2013 and August 2014. A small loss of $0.1 million was recognized in the three months ended February 29, 2016 as the warrant valuation increased during this period.

  •
  Other items before taxes impacting the loss in the fourth quarter and during the twelve months ended February 29, 2016 totaled $0.9 million and $3.1 million, respectively, and included amortization of software assets, accretion expense, interest expense, and a foreign exchange loss.

  •
  In the three and twelve months ended February 29, 2016 we recognized a tax expense of $0.1 million and $2.3 million respectively. The tax expense was comprised of an increase in a valuation allowance on a deferred tax asset related to net operating loss carry-forwards in the United States in the amount of $1.6 million, (recognized in the second quarter of fiscal year 2016), a tax expense associated with taxes owing in profitable jurisdictions (fourth quarter of fiscal year 2016 — $0.1 million; full fiscal year 2016 — $0.4 million) and a deferred tax liability in the amount of $0.3 million related to income in India (recognized in the fourth quarter of fiscal year 2016).

  •
  The net loss applicable to shareholders was $9.1 million and $42.3 million, respectively, for the three and twelve months ended February 29, 2016.

  •
  In the three months ended February 29, 2016, we repaid $4.5 million on our line of credit which decreased the outstanding debt balance to $22.2 million. Before the debt repayment we generated cash of $0.9 million during this period primarily as a result of our receivable collection efforts. Our ending cash position at February 29, 2016 was $4.3 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  We repaid a further $3.3 million between March 1, 2016 and the date of this MD&A. As at May 18, 2016 the balance of our outstanding debt is $18.9 million.

Liquidity and Cash Resources

        The consolidated financial statements for the year ended February 29, 2016 have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. We have a history of losses and we have consumed significant cash resources in the past, and we have continued to do so in the year ended February 29, 2016. Recently, we have experienced additional liquidity pressure as a result of reduced revenue from a significant OEM channel and a dispute over inventory shipped to a customer in India in June 2015.

        We have been able to make progress in restructuring the business. This progress includes the following highlights:

  •
  Reduced operating expenses by 33% in the fourth quarter of fiscal year 2016 compared to the same period in the previous fiscal year primarily through a reduction in staff levels;

  •
  Raised $4.4 million in equity in an offering completed on April 11, 2016;

  •
  Reduced outstanding debt on our credit facility by $10.2 million between February 28, 2015 and February 29, 2016 by leveraging our working capital;

  •
  Negotiated forbearance terms with our credit facility partners; and

  •
  Engagement in arbitration proceedings to seek resolution to our customer dispute in India.

        Despite the progress identified above, we remain in breach of the terms of our debt facility and we are currently operating under our second forbearance period pursuant to the terms of a forbearance agreement which expires on May 18, 2016. No long term debt facility agreement has been reached. The continued consumption of cash has raised substantial doubt about our ability to continue as a going concern. Our plans to restructure the business and overcome these difficulties include initiatives in a number of areas including:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting our business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount growth;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, and success in arbitration with the customer located in India. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material.

Expense Reduction Actions

        As part of an overall plan to decrease our operating expenses we reduced our global workforce early in the third quarter of fiscal year 2016 by approximately 23%. The reductions impacted our Shanghai design center as well as a number of sales and customer support centers around the world. Staff changes also occurred across a variety of functional areas in Canada. We recognized a restructuring expense of $0.1 million and $1.5 million in the fourth quarter and full year of fiscal 2016 respectively. Approximately $0.3 million of that amount remains as a liability on the balance sheet at February 29, 2016. It is expected that the reduction in staff will enable us to reduce operating expenses by approximately $7.0 million annually.

Arbitration Process in India

        In January 2016, a customer in India initiated an arbitration process with us to resolve the dispute over inventory shipped to them in June 2015. The value of the inventory shipped is $4.7 million. The customer has submitted their claim statement which we feel has no merit. We will submit a counter-claim for the material shipped, orders cancelled and other damages in June 2016. The arbitration hearing is set for July, 2016. As of the date of this MD&A, the outcome of this matter is not determinable.

Nokia Sales Channel Update

        Following Nokia's announced combination with Alcatel-Lucent, which has a vertically integrated microwave business unit, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. We will continue to provide software maintenance and level 3 hardware support to Nokia for the large installed base of network elements deployed by both our Company and Nokia to date. In addition, we expect to sell the Harmony FlexiPacket Multiradio (Harmony Radio) product family and legacy products through the Nokia channel to customers who wish to continue with this platform, although we do expect these sales levels to decrease over time. To facilitate these ongoing activities, our global framework agreements will continue in place.

Debt Facility

        In light of our liquidity issues, our credit facility and our relationship with our lenders is a primary focus for us.

        We have an existing credit facility with Comerica Bank and Export Development Canada which is an asset based credit facility and was structured for a total of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. We had drawn $22.2 million on the facility as at February 29, 2016 (February 28, 2015 — $32.4 million), and $1.9 million against our letter of credit facility (February 28, 2015 — $1.9 million). The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties and credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We have in place a forbearance agreement until May 18, 2016, which identifies new minimum covenant levels reflecting our revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $1.0 million at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40.0 million to $35.0 million and implements more frequent monitoring. Subsequent to February 29, 2016, we repaid $3.3 million on the line of credit. As of the date of this MD&A the balance of the line of credit is $18.9 million. We are in compliance with the financial terms of the forbearance agreement at May 18, 2016.

Strategic Review Process

        Our Board of Directors reviews our corporate strategy on an ongoing basis. The Board continues to review all strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand alone plan. CIBC World Markets Inc. has been engaged since January, 2014 to assist in the analysis of our strategic and financing alternatives. They continue to be engaged in this capacity. HC Wainwright has been engaged to investigate financing options, and recently represented us in the registered direct offering in April, 2016 discussed further below.

Transfer of Securities to the NASDAQ Capital Market

        On September 1, 2015 we announced that the transfer of the listing of our securities from The NASDAQ Global Market to The NASDAQ Capital Market ("NASDAQ") had been approved by the Staff of the NASDAQ Listing Qualifications Department ("NASDAQ Staff"), effective as of the opening of trading on August 28, 2015. Our common shares continue to trade under the symbol "DRWI".

        As previously announced, on March 5, 2015, we received notice that our closing bid price had been below US$1.00 per share for 30 consecutive business days and that, accordingly, the NASDAQ Staff had granted us an extension through November 30, 2015 to regain compliance with the US$1.00 per share bid price requirement. We were not able to regain compliance with this requirement within such period, and as a result we transferred the listing of our common shares from The NASDAQ Global Market to The NASDAQ Capital Market. In connection with such transfer, we were granted an additional 180 days to regain compliance with the minimum $1.00 bid price per share requirement. The new extension period ran through February 29, 2016. A notice from NASDAQ, received February 19, 2016, noted that the closing bid price of our common shares had been at US$1.00 per share or greater from February 4, 2016 to February 18, 2016. Accordingly, the Company has regained compliance with the US$1.00 per share bid price requirement.

Share Consolidation

        On December 11, 2015 we proposed in a Management Proxy Circular a consolidation of our shares (the "Consolidation"). The resolution to consolidate the shares was passed at a special meeting of shareholders on Tuesday, January 26, 2016. The resolution authorized a consolidation ratio of between 1-for-15 and 1-for-25. The Board of Directors effected the share Consolidation on February 2, 2016 on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share. The Consolidation of our common shares was intended to establish the basis for the shares to trade above US$1.00, as per the listing requirements of the NASDAQ. The Consolidation reduced the number of outstanding common shares from approximately 75,493,513 to approximately 3,019,717. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding warrants, stock options and restricted share units were proportionately

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in our annual consolidated financial statements and in this MD&A.

Registered Direct Offering

        On April 7, 2016 we announced our intention to complete a registered direct offering, which was completed on April 11, 2016. Under the offering, we issued 599,998 common shares and concurrently in a private placement issued warrants to purchase 299,999 common shares exercisable until March 12, 2020 at an exercise price of $8.50. The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.35 million. The net proceeds of the offering, before expenses, were approximately US$4.0 million. We expect that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to us. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the registered direct offering and concurrent private placement.

Continued Investment in New Technology and New Customer Opportunities

        We continue to invest in new technology in order to meet the changing needs of the market with a focus on both increased capability and operating cost efficiencies for carriers. Evidence of that objective includes the announcement of product offerings like Harmony Care designed to support the extended life of a variety of our hardware and software products and the recently announced joint initiative with Mitel Networks Corporation which will be focused on advancing the development of 5G networking. We continue to work toward the adoption of our products with existing and new customers including the recently launched Harmony EnhancedMC dual carrier product by supporting active trials throughout the world.

        We are also actively engaged in supporting bids for opportunities which will leverage the high capacity and operating efficiency characteristics that our products are optimized for, including opportunities with a major Tier 1 carrier in North America.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Adjusted Cashflow from Operations/Adjusted EBITDA

Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY16 Q4	FY16 Q3	FY16 Q2	FY16 Q1
Revenue	12,041	20,997	26,917	26,340
Cost of Sales	12,538	16,063	22,236	20,791

Gross Profit	(497)	4,934	3,985	5,549
	(4.1%)	23.5%	14.8%	21.1%
Add:
Inventory Provisions	3,181	210	730	295

Gross profit before inventory provisions (Note 1)	2,684	5,144	4,715	5,844
	22.3%	24.5%	17.5%	22.2%
Operating Expenses	7,594	8,689	10,530	10,963
Less:
Amortization	(467)	(494)	(498)	(472)
Stock-based compensation	(210)	(273)	(228)	(277)

	6,917	7,922	9,804	10,214

Adjusted Cashflow from Operations/Adjusted EBITDA	(4,233)	(2,778)	(5,089)	(4,370)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Comparison of the three and twelve months ended February 29, 2016 and February 28, 2015

Revenue

	Three Months Ended			Twelve Months Ended
	February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
	$	$	$	$	$	$
Hardware and other	8,601	41,654	(33,053)	71,393	150,432	(79,039)
Services	3,440	2,088	1,352	14,902	7,334	7,568

	12,041	43,742	(31,701)	86,295	157,766	(71,471)

        Hardware and other sales include both the microwave backhaul equipment shipped and the related software upgrades. The Services category includes software maintenance contracts, extended warranty programs and site planning and installation services. The growth in Services revenue in fiscal year 2016 in both the three and twelve months ended February 29, 2016 compared to the same periods in the prior year relates to an increase in installation services in India and North America.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We analyze our sales according to geographic region and target product development and sales strategies to meet the unique requirements of each region. The table below displays this information for the three months ended February 29, 2016 and February 28, 2015.

	Three Months Ended February 29, 2016				Three Months Ended February 28, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	156	—	156	1%	1,136	—	1,136	3%
Europe, Middle East & Africa	1,357	4,979	6,336	53%	5,147	17,008	22,155	51%
India	1,245	506	1,751	15%	7,310	2,622	9,932	23%
United States	2,179	—	2,179	18%	8,428	—	8,428	19%
Rest of World	1,489	130	1,619	13%	1,425	666	2,091	4%

	6,426	5,615	12,041	100%	23,446	20,296	43,742	100%

        The table below displays the geographic comparatives for the twelve months ended February 29, 2016 and February 28, 2015.

	Year Ended February 29, 2016				Year Ended February 28, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	2,255	—	2,255	3%	4,358	—	4,358	3%
Europe, Middle East & Africa	6,753	31,109	37,862	44%	12,554	61,467	74,021	47%
India	13,993	3,787	17,780	21%	26,291	10,854	37,145	24%
United States	19,577	19	19,596	23%	23,451	—	23,451	15%
Rest of World	6,095	2,707	8,802	9%	6,825	11,966	18,791	11%

	48,673	37,622	86,295	100%	73,479	84,287	157,766	100%

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following chart identifies the major contributors to the decrease in sales between fiscal year 2016 and fiscal year 2015.

Three month period
Revenue ended February 28, 2015	43,742
Increased sales to a carrier in Mexico	707
New installation with a Czech carrier (existing customer)	163
New customer in Finland	163
New installation with a customer in the U.A.E.	204
Two new customers in the USA	117
Sales through the Nokia channel in India	181
Nokia channel — outside of India	(14,862)
Decrease in direct sales to a tier 1 carrier in India	(6,065)
Decrease in direct and indirect sales in North America	(8,257)
Decrease in direct sales in Europe, Middle East & Africa	(4,116)
Other	64

Net Change	(31,701)

Revenue ended February 29, 2016	12,041

Twelve Month Period
Revenue for the year ended February 28, 2015	157,766
Increase sales to a tier 1 carrier in the USA (primarily installation services)	1,482
Increase in sales to existing distributors in the USA (2 distributors)	1,104
New installation with a Czech carrier (existing customer)	1,067
Two new customers in the USA	1,010
New customers in Saudi Arabia and the U.A.E.	668
New customer in South Africa (previously purchased through Nokia)	641
Nokia Channel	(46,665)
Decrease in direct sales to a tier 1 carrier in India	(12,298)
Decrease in direct and indirect sales in North America	(9,573)
Decrease in direct sales in Europe, Middle East & Africa	(8,177)
Other	(730)

Net change	(71,471)

Revenue for the year ended February 29, 2016	86,295

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gross Profit

	Three Months Ended				Twelve Months Ended
	February 29, 2016		February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
	$		$	$	$	$	$
Hardware and other	7,794		32,923	(25,129)	58,991	123,950	(64,959)
Services	1,563		1,135	428	8,917	3,051	5,866

	9,357		34,058	(24,701)	67,908	127,001	(59,093)

Gross Profit before inventory provisions	2,684		9,684	(7,000)	18,387	30,765	(12,378)

(Note)	22.3%		22.1%	0.1%	21.3%	19.5%	1.8%
Inventory provisions	3,181		1,187	1,994	4,416	2,771	1,645
Gross Profit	(497)		8,497	(8,994)	13,971	27,994	(14,023)
	(4.1%	)	19.4%	(23.6% )	16.2%	17.7%	(1.6% )

Note: Gross profit before inventory provision is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

        A large component of our cost of sales for hardware is the cost of products purchased from outsourced manufacturers. Final testing and assembly for the links sold by us is carried out both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in the Hardware and other category as well.

        Services costs relate primarily to the cost of third party installation service providers.

        Despite the decrease in sales, our gross profit percentage before inventory provisions remained consistent during the three months ended February 29, 2016 and increased by 1.8% in the twelve months ended February 29, 2016 compared to the same periods in the prior fiscal year. The primary reasons for the improvement relates to a change in the mix of customers, and an increase in the percentage of higher margin products in fiscal year 2016.

        The increase in the inventory provision in fiscal year 2016 relates to the excess provisions taken in this year associated with products sold substantially through the Nokia sales channel given the decrease in future demand through this customer.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Expenses

        The foreign exchange benefit on the charts below is the estimated reduction in the expenses paid in Canadian dollars when translated to USD. The Canadian dollar has weakened relative to the USD between fiscal year 2015 and fiscal year 2016.

	Fiscal Year 2016	Fiscal Year 2015	Difference	% Difference
Average foreign exchange rate CAD to USD	0.768	0.893	(0.125)	(14%	)

Research and Development

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
2,425	4,271	(1,846)	13,406	18,657	(5,251)

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities. Staff employed in this functional area are located in Canada and China. Staff levels declined by approximately 47% between February 28, 2015 and February 29, 2016 primarily as a result of restructuring initiatives.

Changes to R&D Expenses in USD Millions:

	Q4 FY2016 vs. Q4 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(1.2)	(1.5)
Depreciation	(0.1)	(0.7)
Material spending on prototypes	(0.1)	(1.8)
Rent (China)	(0.2)	(0.4)
Foreign exchange — benefit of Canadian to USD conversion	(0.2)	(0.9)

	(1.8)	(5.3)

Sales and Marketing

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
1,858	3,745	(1,887)	10,572	13,975	(3,403)

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Sales and marketing ("S&M") expenses include the remuneration of sales, marketing, product line management and customer service staff, including their associated travel and other spending. Recent staff reductions which were part of the restructuring efforts undertaken in September, 2015 impacted the S&M organization as well.

Changes to S&M Expenses in USD Millions:

	Q4 FY2016 vs. Q4 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(0.8)	(1.1)
Variable compensation (program changes and lower revenue)	(0.4)	(0.7)
Travel & living	(0.3)	(0.7)
External contracted services	(0.2)	(0.1)
Foreign exchange	(0.2)	(0.8)

	(1.9)	(3.4)

General and Administrative

	Three Months Ended			Twelve Months Ended
	February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
	$	$	$	$	$	$
	3,311	3,288	23	13,798	15,085	(1,287)
Breakdown by functional area:
Finance, human resources and exec office	1,363	1,750	(387)	5,962	7,416	(1,454)
Operations groups not in Cost of Sales	1,639	1,442	197	6,202	6,788	(586)
DragonWave HFCL spending	309	96	213	1,634	881	753

	3,311	3,288	23	13,798	15,085	(1,287)

        General and administrative ("G&A") expenses include finance, human resources and the executive office, as well as the portion of the costs of the operations organization which does not flow directly into Cost of Sales. This operations team includes inventory and production management, as well as IT and purchasing.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to G&A Expenses in USD Millions:

	Q4 FY2016 vs. Q4 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(0.4)	(0.3)
DragonWave HFCL related spending	0.2	0.8
Travel & living	(0.2)	(0.5)
Professional fees and insurance costs	(0.1)	(0.2)
Warehousing costs	0.3	0.3
Operations/IT related contractor spending	(0.4)	(0.3)
Operations spending not recovered through Cost of Sales	0.9	0.4
(results from lower volumes)
Foreign exchange	(0.3)	(1.5)

	—	(1.3)

Goodwill Impairment

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
—	—	—	11,927	—	11,927

        We recorded a non-cash impairment charge of $11.9 million in the twelve months ended February 29, 2016 after performing our annual goodwill impairment test which indicated the carrying value of the goodwill was fully impaired.

Restructuring Costs

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
130	—	130	1,549	—	1,549

        In September 2015, we implemented a restructuring plan in line with our objective of reducing our net losses and cash usage. Our plan included a 23% reduction of the workforce across a variety of functional areas of the business. The restructuring plan impacted staff primarily in China and Canada and, to a lesser extent, other countries globally. The corresponding reduction in compensation related spending is intended to help better align our costs with our revenues. Restructuring charges take the form of severance paid to employees. We have paid $1.3 million of the total restructuring charge, while $0.3 million remains unpaid and is reflected in our liabilities at February 29, 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Amortization of Intangible Assets

	Three Months Ended			Twelve Months Ended
	February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
	$	$	$	$	$	$
Amortization of computer software & infrastructure software	96	207	(111)	577	1,188	(611)

        The amortization of software has decreased significantly as the net book value of software on the balance sheet has been declining.

Accretion Expense

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
37	59	(22)	205	168	37

        Accretion expenses have been recognized for both capital leases and for the termination liability which exists in connection with the termination of a services agreement with Nokia. In the prior fiscal year capital leases accounted for 100% of the accretion expense. In fiscal year 2016 the accretion expense associated with the termination liability represents approximately 80% of the total expense in this category.

Interest Expense

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
424	452	(28)	2,014	1,557	457

        Interest expense relates primarily to interest on our debt facility, this expense increased in the twelve month period ending February 29, 2016 compared with the same period in the prior year because the weighted average debt outstanding has increased between fiscal year 2016 and fiscal year 2015.

        During the three month period ended February 29, 2016 the weighted average debt outstanding was $23.7 million (three month period ended February 28, 2015 — $27.9 million) while for the twelve month period ended February 29, 2016 it was $29.8 million (twelve months ended February 28, 2015 — $20.3 million). Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Warrant Issuance Expenses

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
—	—	—	—	221	(221)

        On August 1, 2014 we completed an equity offering which included the issuance of warrants. Of the total equity issuance costs of $2.3 million, $0.2 million was attributed to the warrants specifically and expensed to our consolidated statement of operations in the twelve months ended February 28, 2015.

Loss (Gain) on Change in Estimate

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
—	234	(234)	—	(67)	67

        During the twelve months ended February 28, 2015, we revised the Nokia termination fee estimate, received the final invoice, and determined the payment schedule of the Italian operations termination fee. This resulted in a gain in change in estimate.

        The total termination fee liability is valued at $3.3 million as at February 29, 2016. All of this liability is considered short term in nature.

Fair Value Adjustment — Warrant Liability

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
69	(979)	1,048	(1,119)	(2,007)	888

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. As DragonWave's share price has decreased, the liability has decreased as well, which has resulted in a recognition of a gain in the consolidated statement of operations. In the three months ended February 29, 2016 our share price increased which resulted in a $0.1 million loss during this period as the corresponding value of the liability on the balance sheet also increased.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Foreign Exchange (Gain)/Loss

Three Months Ended			Twelve Months Ended
February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
$	$	$	$	$	$
307	(327)	634	331	(846)	1,177

        The foreign exchange gains and losses result from the translation of foreign denominated monetary accounts and the strength of the U.S. dollar relative to foreign currencies. During the three and twelve months ended February 29, 2016 the translation of bank and receivable accounts resulted in foreign currency losses of $0.3 million and $0.3 million respectively. These losses are driven by the devaluation of the Indian Rupee in fiscal year 2016.

Income Taxes Expense

	Three Months Ended			Twelve Months Ended
	February 29, 2016	February 28, 2015	Variance	February 29, 2016	February 28, 2015	Variance
	$	$	$	$	$	$
Increase in valuation allowance on deferred tax asset	25	—	25	1,546	—	1,546
Deferred Tax Expense	294	—	294	294	—	294
Current Tax Expense/(Recovery)	(190)	(330)	140	435	717	(282)

	129	(330)	459	2,275	717	1,558

        As of February 28, 2015, our deferred tax assets related to net operating loss carry-forwards in the United States. During the twelve months ended February 29, 2016, we recorded an increase in the valuation allowance of $1.5 million as we believe it is more likely than not that the related deferred tax assets will not be realized (increase in the valuation allowance in the three and twelve months ended February 28, 2015 — nil).

        We accrue tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2016. The determination of our tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three and twelve months ended February 29, 2016, we recognized a deferred tax expense of $0.3 million related DragonWave HFCL. We recognized a current tax true up of ($0.2) million and a tax expense of $0.4 million in the three and twelve months ended February 29, 2016 respectively related to foreign jurisdictions which are anticipated to be profitable within the current fiscal year.

        We have losses available in the following jurisdictions:

	Net Operating Losses	Capital Losses	Investment Tax Credits	Ontario R&D Tax Credits
Canada	136,221	16,302	14,720	2,361
US	7,888	45,543
Luxembourg	36,007

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The losses in Canada expire starting in fiscal 2031 until fiscal 2036. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

        The losses in the U.S. expire between fiscal 2022 and fiscal 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. Our acquisition of Axerra Networks, Inc. resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc. that may be used has been calculated as $0.5 million

        The investment tax credits available to reduce future federal Canadian income taxes payable begin to expire in 2022. The provincial research and development tax credits are available to reduce future provincial income taxes payable and these provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As at February 29, 2016, we have not recorded any liabilities associated with uncertain tax positions.

        We remain subject to examination by tax authorities in Canada for years 2009 to 2016 and in the other jurisdictions for tax years 2011 to 2016.

        No deferred income taxes have been provided on undistributed earnings or relating to cash held in foreign jurisdictions, as we have determined that any income or withholding taxes on repatriation would either not be significant, or we have decided to permanently reinvest the earnings in the foreign jurisdiction.

Use of Non-GAAP Performance Measures

  "Gross profit before inventory provisions"

        In this MD&A, we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to technical obsolescence and excess due to market changes. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated financial statements for the three and twelve months ended February 29, 2016 to "Gross profit before inventory provisions" is "Gross profit".

  "Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A, we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our consolidated financial statements for the three and twelve months ended February 29, 2016 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

  "Days Sales Outstanding excluding Tier 1 carrier in India"

        In this MD&A we break out "Days Sales Outstanding excluding Tier 1 carrier in India" as this measure allows management to evaluate our Days Sales Outstanding (DSO) performance and compare to prior periods absent the effect of the extended payment terms granted to this customer. "Days Sales Outstanding excluding Tier 1 carrier in India" does not have any standardized meaning prescribed by GAAP, it is therefore not comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare DSO results without the impact of extended payment terms granted to one customer, since these terms are not standard for us and are unlikely to be afforded to other customers. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. The most directly comparable GAAP measure presented in our consolidated financial statements for the three months ended February 29, 2016 to "Days Sales Outstanding excluding Tier 1 carrier in India" is "Days Sales Outstanding".

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

	FY16 Q4	FY16 Q3	FY16 Q2	FY16 Q1
Adjusted Cashflow from Operations/Adjusted EBITDA	(4,233)	(2,778)	(5,089)	(4,370)
Include the following items:
Stock-based compensation	(210)	(273)	(228)	(277)
Inventory provisions	(3,181)	(210)	(730)	(295)
Amortization of Property Plant and Equipment	(467)	(494)	(498)	(472)
Goodwill impairment	—	—	(11,927)	—
Restructuring Costs	(130)	(1,419)	—	—
Amortization of intangible assets	(96)	(149)	(149)	(183)
Accretion expense	(37)	(36)	(61)	(71)
Interest expense	(424)	(499)	(560)	(531)
Fair value adjustment — warrant liability	(69)	293	373	522
Foreign exchange (loss) gain	(307)	270	(214)	(80)
Income taxes	(129)	(459)	(1,620)	(67)

Net Loss	(9,283)	(5,754)	(20,703)	(5,824)

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at February 29, 2016	As at February 28, 2015
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	4,277	23,692
Working Capital (Note 1)	678	61,000
Long Term Assets	4,325	18,546
Long Term Liabilities	776	34,778
Working Capital Ratio	1 : 1	2.5 : 1
Days Sales Outstanding in accounts receivable (Note 2)	114 days	96 days
Inventory Turnover	1.6 times	6.5 times

        Note 1: The debt facility was included in long term liabilities at February 28, 2015.

        Note 2: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India at February 29, 2016 were 68 days (59 days at February 28, 2015). This is a non-GAAP measure. See "Use of Non-GAAP performance measures".

Cash and Cash Equivalents

        As at February 29, 2016, we had $4.3 million in Cash and Cash Equivalents ("Cash"), representing a $19.4 million decrease from the Cash balance at February 28, 2015.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following table explains the change in Cash during the three and twelve months ended February 29, 2016.

	Three Months Ended
		Twelve Months Ended
	February 29, 2016
		February 29, 2016
Operating activities
Net loss	(9,283)	(41,564)
Items not affecting cash	1,235	16,350

Net loss excluding items not affecting cash	(8,048)	(25,214)

Working Capital Changes
Trade receivables	8,580	29,640
Inventory	2,701	1,592
Other current assets	834	3,074
Accounts payable and accrued liabilities	(2,561)	(16,880)
Deferred revenue and other long term liabilities	(276)	810

Changes in non-cash working capital items	9,278	18,236

Investing activities
Acquisition of property and equipment	(21)	(1,311)
Acquisition of intangible assets	(15)	(406)

	(36)	(1,717)

Financing activities — excluding debt repayment
Repayments on capital lease obligation	(204)	(507)
Issuance of common shares, net	3	35

	(201)	(472)

Cash generated/(used) before debt repayment	993	(9,167)

Debt repayment	(4,500)	(10,248)
Cash and cash equivalents at beginning of period	7,784	23,692

Cash and cash equivalents at end of period	4,277	4,277

        Key points associated with the Cash decrease of $3.5 million in the fourth quarter of fiscal year 2016 include:

  •
  We repaid $4.5 million on the debt facility.

  •
  Working capital changes provided $9.3 million in cash.

  •
  We used $8.0 million in cash as a result of our net loss from operations.

  •
  Spending on capital acquisitions and software spending have been strictly controlled.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Key points associated with the Cash decrease of $19.4 million in fiscal year 2016 include:

  •
  We repaid $10.2 million on the debt facility.

  •
  Working capital changes provided $18.2 million in cash.

  •
  We used $25.2 million in cash as a result of our net loss from operations.

  •
  Spending on capital acquisitions and software spending was limited to $1.7 million

  Working Capital

Changes in working capital	November 30, 2015 to February 29, 2016	February 28, 2015 to February 29, 2016
Beginning working capital balance	9,337	61,000
Cash and cash equivalents	(3,507)	(19,415)
Trade receivables	(8,580)	(29,640)
Inventory	(2,701)	(1,592)
Other current assets	(834)	(3,118)
Future income tax asset	(25)	—
Debt facility	4,500	(22,152)
Accounts payable and accrued liabilities	2,561	17,120
Deferred revenue	80	(1,114)
Capital lease obligation	(83)	(294)
Warrant liability	(70)	(117)

Net change in working capital	(8,659)	(60,322)

Ending working capital balance	678	678

  Trade Receivables

        Our trade receivables balance decreased by $29.6 million between February 29, 2016 and February 28, 2015 primarily due to lower sales levels in the three months ended February 29, 2016, compared to the fourth quarter of fiscal year 2015 (fourth quarter of fiscal year 2016 vs. fourth quarter of fiscal year 2015 — $31.7 million lower). Our rate of collection has remained fairly consistent for most of our customers, so the reduction in accounts receivable is attributed primarily to the lower sales levels. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (February 29, 2016 — 1.0%; February 28, 2015 — 1.0%).

        As at February 29, 2016, two customers exceeded 10% of the total receivable balance. These customers represented 52% and 16% of the trade receivables balance (February 28, 2015 — two customers represented 37% and 34% of the trade receivables balance).

        Included in G&A expenses is bad debt expense of $0.2 million and $0.2 million for the three and twelve months ended February 29, 2016 (three and twelve months ended February 28, 2015 — nominal and $0.2 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance decreased by $1.6 million relative to the closing balance at February 28, 2015. By product category the changes in inventory are as follows in USD millions:

Closing inventory February 28, 2015	24.3

Increase in Harmony Enhanced (product built for Tier 1 customer in India)	4.5
Increase in Horizon Compact Plus	1.2
Increase in inventory held for customer support & warranty	0.2
Decrease in Harmony (Flexipacket & Hubs for Enhanced) product porfolio	(7.2)
driven by a sale of raw material back to a contract manufacturer
Other	(0.3)

Net Change in Inventory	(1.6)

Ending inventory at February 29, 2016	22.7

        During the twelve months ended February 29, 2016, we entered into an agreement to sell back inventory to a contract manufacturer. The total reduction of raw material inventory was $10.2 million and we reduced accounts payable owing to the contract manufacturer by the same amount. The balance of inventory held at this contract manufacturer at February 29, 2016 was $16.8 million (February 28, 2015 — $13.6 million).

        We provide for inventory which we believe will not be consumed in the normal course of business either because we believe the part has become technically obsolete or because we believe that the demand for the part is too low to consume the remaining inventory on hand. We created inventory provisions of $2.9 million and $4.4 million in the three and twelve months ended February 29, 2016 to reflect this risk. (Fourth quarter fiscal year 2015 — $1.2 million; Full fiscal year 2015 — $2.8 million)

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $17.1 million between February 28, 2015 and February 29, 2016. This decrease was driven by the inventory transaction described above which decreased the payable balance to a contract manufacturer by $10.2 million. In addition we have reduced our inventory purchasing over the year as sales levels have declined.

Equity Offerings

2016 Equity Offering

        On April 11, 2016, we issued 599,998 common shares in a registered direct offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares (the "2016 Warrants") exercisable at an exercise price of $8.50 until March 12, 2020 (the "2016 Equity Offering"). The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.4 million. The warrants are not exercisable until October 12, 2016. The proceed from the 2016 Equity Offering are expected to be used for general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of our strategic priorities.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

2014 Equity Offering

        On August 1, 2014 we completed a public equity offering (the "2014 Equity Offering"). Under the terms of the 2014 Equity Offering, we issued and sold 15,927,500 units at CAD$1.80 per unit for aggregate gross proceeds of $26.2 million (CAD$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each unit consisted of one common share of the Company and one half of one warrant (each whole warrant a "2014 Warrant"). On a pre-Consolidation basis, each whole 2014 Warrant entitled the holder to purchase one common share of the Company at an exercise price of CAD$2.25 per share until August 1, 2016, subject to certain standard adjustments. Subsequent to the Consolidation, 25 whole 2014 Warrants entitle the holder to purchase one common share of the Company at an exercise price of C$56.25 per share.

        Upon issuance, we recognized a liability in the amount of $2.6 million for the 2014 Warrants.

2013 Equity Offering

        On September 23, 2013, pursuant to the public equity offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant (each whole warrant a "2013 Warrant"). Each whole warrant 2013 Warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Equity Offering, and pursuant to the terms of such warrants, the exercise price of the warrants issued in the 2013 Equity Offering was changed to $1.30 per share (on a pre-Consolidation basis). Subsequent to the Consolidation, 25 whole 2013 Warrants entitle the holder to purchase one common share at an exercise price of $32.50 per share. In connection with the 2016 Equity Offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed, such that 25 whole 2013 Warrants entitle the holder to purchase one common share at a price of $6.76 per share.

        As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the 2013 Warrants.

Commitments as at February 29, 2016

        Future minimum operating lease payments as at February 29, 2016 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	1,288	1,144	134	10	—

        In January 2016, a customer in India initiated an arbitration process with us to resolve the dispute over inventory shipped to this customer in June 2015. The value of the inventory shipped is $4.7 million. The customer submitted a claim statement which we believe has no merit. We will submit a counter claim in June 2016. The arbitration hearing is set for July 2016 and as of the date of this MD&A the outcome of this matter is not determinable.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2016	$3,450
Luxembourg City	Luxembourg	ME Business Solutions S.à r.l.	Month to Month	$1,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$90,000
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2016	$2,500
Shanghai	China	Shanghai Lingang Economic
		Development Group	September, 2017	$20,800
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,430

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs, and have in place subleases in Ottawa which reduce the monthly cost by approximately 10%. We expect that, if any of the above noted leases where terminated, we would be able to lease premises on substantially similar terms.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        As at February 29, 2016, we have provisions totaling $3.1 million on inventory held by contract manufacturers that we do not expect to be fully used.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        Our warrants issued on August 1, 2014 in connection with the 2014 Equity Offering are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following tables show common share activity in the three and twelve months ended February 29, 2016 (on a post-Consolidation basis).

Common Shares
Balance at February 28, 2015	3,011,632

ESPP	5,473
Exercise of restricted share units	2,400

Balance at November 30, 2015	3,019,505

ESPP	564

Balance at February 29, 2016	3,020,069

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2015	159,421	$76.34
Granted	171,037	$8.70
Forfeited	(43,675)	$96.14

Options outstanding at November 30, 2015	286,783	$33.48

Granted	1,937	$3.50
Forfeited	(11,992)	$32.09

Options outstanding at February 29, 2016	276,728	$32.82

        As at February 29, 2016 the following securities were issued and outstanding: 3,020,069 common shares, options to purchase 276,728 common shares granted under our Share Based Compensation Plan, and 10,084,062 warrants exercisable for 403,362 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        As of May 18, 2016 the following securities were issued and outstanding: 3,620,506 common shares, options to purchase 260,442 common shares granted under our Share Based Compensation Plan, and warrants exercisable for 403,362 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three and twelve months ended February 29, 2016 a total of 470 and 5,207 common shares were purchased by employees at fair market value, while we issued 114 and 1,227 common shares, net of forfeitures, as its matching contribution. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

the three and twelve months ended February 29, 2016 was $5 thousand and $13 thousand (three and twelve months ended February 28, 2015 — $3 thousand and $13 thousand). The fair value of the unearned ESPP shares as at February 29, 2016 was $8 thousand (February 28, 2015 — $13 thousand). The number of shares held for release, and still restricted under the ESPP at February 29 2016 was 978 (February 28, 2015 — 440).

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSUs vested during the second quarter of fiscal year 2016 with the exception of 800 RSUs which were cancelled on April 14, 2015.

        The following table sets forth the summary of RSU activity under our Share Based Compensation Plan for the three and twelve months ended February 29, 2016:

	Twelve months ended February 29, 2016
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2015	3,200	$53.75
Forfeited	(800)	$53.75
Vested	(2,400)	$53.75

RSU balances at February 29, 2016	—	—

        We have recognized $nil and $39 thousand for the three and twelve months ended February 29, 2016 as compensation expense for restricted share units, with a corresponding credit to contributed surplus.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	February 29, 2016	February 28, 2015
Assets held at fair value (A)	4,277	23,692
Loans and receivables (B)	19,110	49,614
Other financial liabilities (C)	44,434	71,728
Liabilities held at fair value (D)	120	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Warrant liability

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 — Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at February 29, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure.

        As at February 29, 2016 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3	3

        As at February 28, 2015, we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the year ended February 29, 2016 follows:

	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment — warrant liability	—	(600)

Balance at February 29, 2016	2,088,750	3

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and twelve months ended February 29, 2016 was $0.4 million and $2.0 million on our cash, cash equivalents and debt facility (three and twelve months ended February 28, 2015 — expense of $0.4 million and $1.4 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts.

        As of February 29, 2016, if the U.S. dollar had appreciated 1% against all foreign currencies to which we have exposure, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a $27 thousand after-tax net loss for the three and twelve months ended February 29, 2016 (three and twelve months ended February 28, 2015 — $42 thousand) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at February 29, 2016.

        The risk described above relates to balance sheet accounts. However, as the section under "Expenses" indicates fluctuations in the Canadian dollar relative to the USD make it relatively more or less expensive to operate our R&D and head office functions in Canada.

Economic Dependence

        We were dependent on two key customers with respect to revenue in the three months ended February 29, 2016. These customers represented approximately 47% and 11% of sales for the three months ended February 29, 2016 (three months ended February 28, 2015 — three customers represented 46%, 16% and 10%).

        We were dependent on three key customers with respect to revenue in the twelve months ended February 29, 2016. These customers represented approximately 44%, 15% and 11% of sales for the twelve months ended February 29, 2016 (twelve months ended February 28, 2015 — two customers represented 53% and 16%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three and twelve months ended February 29, 2016), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 29, 2016 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in our disclosure controls and procedures as of February 29, 2016.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 12 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings,

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 29, 2016
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements — Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use (ROU) asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

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  Exhibit 99.3